Exhibit 16.1

October 19, 2004

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC  20549

Gentlemen:

We have read Item 4 of Form 8-K/A dated October 19, 2004 of Fischer Imaging Corporation and are in agreement with the statements contained in the paragraphs 1, 2, 3, 4, 5, 6, 7 and 8 therein.  We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the fifth paragraph therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2003 financial statements.

/s/ Ernst & Young LLP